Exhibit 99.1

Li Auto Inc. Updates First Quarter Delivery Outlook

March 21, 2024

BEIJING, China, March 21, 2024 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today provided an updated delivery outlook for the first quarter of 2024. Due to lower-than-expected order intake, the Company now expects its vehicle deliveries for the first quarter of 2024 to be between 76,000 and 78,000 vehicles, revised from the previous vehicle delivery outlook of between 100,000 and 103,000 vehicles.

“I want to reflect on a couple of the key issues that we faced in March and provide some insights and solutions.

“First, we want to acknowledge that the operating strategy of Li MEGA was mis-paced. We planned operations of Li MEGA as if the model had already entered the 1-to-10 scaling phase, while in fact, we were still in the nascent 0-to-1 business validation period. Similar to Li ONE and our EREV technologies, Li MEGA and our BEV technologies will also need to undergo this 0-to-1 validation process. Next, we will first focus on our core user group and target cities with stronger purchasing power, recalibrating the Li MEGA strategy back to the 0-to-1 phase. After that, we will expand our reach to a broader user base and more cities.

“Second, we put excessive emphasis on sales volume and competition, distracting us from what we excel at — creating value for our users and driving operating efficiency. We will lower our delivery expectations and restore sustainable growth by refocusing on enhancing user value instead of competition, while maintaining operating efficiency,” commented Xiang Li, chairman and chief executive officer of Li Auto.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, and Li L8, a six-seat premium family SUV, as well as Li L7, a five-seat flagship family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

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Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

 +86-10-6508-0677

Email: Li@tpg-ir.com